February 25, 2009

Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549-0404

Re:	Internet America, Inc. Registration Statement on Form S-4 (File Number 333-155886)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Internet America, Inc., a Texas corporation (the “Registrant”), hereby requests that the Commission grant its application to withdraw the above referenced Registration Statement on Form S-4 initially filed with the Commission on December 3, 2008, together with all exhibits and amendments thereto (the “Registration Statement”).

The purpose of the Registration Statement was to register the sale of shares of common stock, $.01 par value (“Common Stock”), of the Registrant to be issued in the merger of KeyOn Communications Holdings, Inc., a Delaware corporation (“KeyOn”), and IA Acquisition, Inc., a wholly owned subsidiary of Registrant, pursuant to the terms of the Agreement and Plan of Merger among the Registrant, KeyOn and IA Acquisition, Inc. On February 19, 2009, the Registrant terminated the Merger Agreement and consequently, the Registrant has abandoned registering the sale of the securities to be issued in the proposed merger. No securities were sold in connection with the offering contemplated by the Registration Statement.

      Should you have any questions or require anything further, please call our counsel, Rita J. Leader with Boyer & Ketchand, at (713) 871-2025.

Very truly yours, /s/ William E. Ladin, Jr., Chief Executive Officer

10930 West Sam Houston Parkway,N. • Suite 200 • Houston, texas • 77064